Exhibit 21.1

SUBSIDIARIES OF GULFSTREAM INTERNATIONAL GROUP, INC.
December 31, 2008

LEGAL NAME	JURISDICTION OF INCORPORATION
GIA Holdings Corp., Inc.	Delaware
Gulfstream International Airlines, Inc.	Florida
Gulfstream Training Academy, Inc.	Delaware
Gulfstream Connection, Inc	Florida